UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Sescretary

Dated: January 21, 2008

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES ADOPTION OF A SHARE OPTION PLAN FOR OFFICERS AND EMPLOYEES
AND APPOINTMENT OF A DIRECTOR

ROSH HAAYIN, Israel, January 21, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced today that its Board of Directors had resolved to adopt a share option plan for officers and employees of Blue Square and/or its subsidiaries and/or affiliated companies. The total number of shares reserved for issuance under the plan will be 5 million shares, (including options issuable to Blue Square's newly appointed Chief Executive Officer, Mr. Zeev Vurembrand) and the exercise price of each option will be at the fair market value per share on the date of grant. All exercises of options under the plan are to be on a cashless basis. No options have yet been granted under the plan.

Assuming the issuance of all the options under the plan, Blue Square would be required to record a total expense in its financial statements in the estimated amount of up to NIS 40 million to NIS 50 million that would be recorded over the life of the plan in accordance with the vesting schedule of the options to be granted under the plan.

Appointment of a director:
Furthermore, the Board of Directors had resolved to appoint Mr. Avinadav Grinshpon as director, as of today.
Mr. Grinshpon currently serves as Chief Executive Officer of Memorand Management (1998) Ltd. and several other companies in the Levayev Group, as well as director in several companies in the Africa Israel Group, which holds a controlling interest in Blue Square, through its holdings in Alon Israel Oil Company Ltd. .Prior to that he served as Chief Financial Officer of Memorand Management (1998) Ltd.
Mr. Grinshpon is a CPA, and holds a BA degree in Business Administration and Accounting from the College of Management.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 184 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.